Exhibit 4.1

SECOND AMENDMENT TO RIGHTS AGREEMENT

SECOND AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”), dated as of August 8, 2006, to the Rights Agreement, dated as of December 10, 2001 (as amended by that certain amendment dated as of April 28, 2006, the “Agreement”), between ARAMARK Corporation, a Delaware corporation (the “Company”), and Mellon Investor Services LLC, as rights agent (the “Rights Agent”). Capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, Section 27 of the Agreement provides that prior to the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Agreement without the approval of any holders of Rights;

WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, RMK Acquisition Corporation, a Delaware corporation (“Merger Sub”), and RMK Financing LLC, a Delaware limited liability company providing for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company continuing as the surviving corporation;

WHEREAS, the Board of Directors of the Company has determined that, prior to the execution of the Merger Agreement, it is necessary and desirable to amend the Agreement to exempt the Merger Agreement, the execution thereof and the transactions contemplated thereby, including, without limitation, the Merger, from the application of the Agreement, in each case as set forth in this Amendment; and

WHEREAS, the Company has delivered to the Rights Agent a certificate, dated as of the date hereof, of an appropriate officer of the Company certifying that this Amendment is in compliance with the terms of Section 27 of the Agreement and instructing the Rights Agent to execute and deliver this Amendment.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties agree as follows:

1.1.	Amendments to the Agreement.

(a)	The definition of “Acquiring Person” in Section 1(a) of the Agreement is amended by inserting the following as a new paragraph at the end of such definition:

“Notwithstanding anything in this Section 1(a) to the contrary, none of (1) RMK Acquisition Corporation, a Delaware corporation (“Merger Sub”), (2) RMK Finance LLC, a Delaware limited liability company (“SibCo”), (3) GS Capital Partners V Fund, L.P., J.P. Morgan Partners, LLC,

Warburg Pincus LLC and Thomas H. Lee Partners L.P. (collectively, the “Sponsors”), or (4) Joseph Neubauer, nor any of their respective Affiliates or Associates, either individually, collectively or in any combination, shall be deemed to be an “Acquiring Person” solely by virtue of or as a result of the approval, execution, delivery, adoption or performance of the Agreement and Plan of Merger, dated as of August 8, 2006, among the Company, Merger Sub and SibCo (as it may be amended or supplemented from time to time, the “Merger Agreement”) or the consummation of the Merger (as defined in the Merger Agreement) or any other transactions contemplated thereby, including, without limitation, entry into or performance of the Voting Agreement (as defined in the Merger Agreement), the Equity Rollover Commitment (as defined in the Merger Agreement), the Interim Investors Agreement (as defined in the Merger Agreement), the Sponsor Letter Agreements (as defined in the Merger Agreement) and the Equity Financing Letters (as defined in the Merger Agreement) (in each case, as such agreement may be amended or supplemented from time to time) (such actions described in this sentence, the “Permitted Events”).

(b)	The definition of “Stock Acquisition Date” in Section 1(q) of the Agreement is amended by inserting the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Stock Acquisition Date shall not be deemed to have occurred solely by virtue or as a result of any Permitted Event or the public announcement of any Permitted Event.”

(c)	Section 3(a) of the Agreement is amended by inserting the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred as the result of any Permitted Event or the public announcement of any Permitted Event.”

(d)	Section 3 of the Agreement is amended by inserting the following sentence at the end thereof as new Section 3(d):

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of any Permitted Event.”

(e)	Section 7(a) of the Agreement is amended by deleting clause (i) thereof in its entirety and inserting in lieu thereof the following:

“(i) the earlier of (a) the Close of Business on November 10, 2011 and (b) immediately prior to the Effective Time (as defined in the Merger Agreement), but only if the Effective Time shall occur, of the Merger (such earlier date, the “Final Expiration Date”).

(f)	A new Section 36 is added to read in its entirety as follows:

“Section 36. Termination. Notwithstanding anything herein to the contrary, immediately prior to the Effective Time (as defined in the Merger Agreement), but only if the Effective Time shall occur, (a) this Agreement shall be terminated and be without further force and effect, (b) none of the parties to this Agreement will have any rights, obligations or liabilities hereunder and (c) the holders of the Rights shall not be entitled to any benefits, rights or other interests under this Agreement; provided, however, that notwithstanding the foregoing, Sections 18 and 20 hereof shall survive the termination of this Agreement.”

1.2.	Agreement. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby, and all references to the Agreement shall be deemed to include this Amendment.

1.3.	Governing Law. This Amendment shall be deemed to be entered into under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

1.4.	Counterparts. This Amendment may be executed in two or more counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

1.5.	Effectiveness. This Amendment shall be effective as of the date hereof, and except as expressly set forth herein, the Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.

IN WITNESS WHEREOF, a duly authorized representative of each party has executed this Amendment, as of the date first written above.

ARAMARK CORPORATION

By:	/s/ CHRISTOPHER HOLLAND
Name:	Christopher Holland
Title:	SVP and Treasurer

MELLON INVESTOR SERVICES LLC
As Rights Agent

By:	/s/ SAJOO J. SAMUEL
Name:	Sajoo J. Samuel
Title:	Client Relationship Director

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